THE JAPAN FUND, INC.

                    Certificate as to Resolution of Directors

The undersigned certifies that she is the Assistant Secretary of The Japan Fund, Inc. (the "Fund"), a Maryland corporation, and that, as such, she is authorized to execute this Certificate on behalf of the Fund, and further certifies that the following is a complete and correct copy of the resolution duly adopted by the duly elected Board of Directors of the Fund at a meeting duly called, convened and held on April 27, 2000, at which a quorum was present and acting throughout, and that such resolution has not been amended and is in full force and effect:

Approval of Amendment to Fund's By-Laws to Change the Size of the Board

         RESOLVED, that, pursuant to the provision of Article VIII of the Fund's By-Laws, the first sentence of Article II, Section 2 of the Fund's By-Laws is hereby amended to read as follows:

                  Section 2. Number - Election - Term. The number of directors may be changed from time to time by resolution of the Board of Directors adopted by a majority of the entire Board of Directors, provided, however, that the number of Directors shall in no event be fewer than three nor more than twenty-one. The Board of Directors, may elect directors to fill any vacancies created by an increase in the number of directors; provided that no such vacancy may be so filled after the first annual meeting of stockholders of the Corporation if immediately after filling such vacancy less than two-thirds of the directors then holding office would have been elected by the stockholders at an annual or special meeting.


IN WITNESS WHEREOF, I hereunto set my hand and seal of the Fund on this 28th day of April, 2000.

                                            /s/Maureen E. Kane
                                            -----------------------------------

                                            Maureen E. Kane, Assistant Secretary